1933 Act File No.: 333-[  ]
1940 Act File No.: 811-23503

Securities and Exchange Commission
Washington, D.C. 20549

Form S-6

for Registration under the Securities Act of 1933

of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust: m+ funds Trust

B.	Name of depositor: iCapital Markets LLC

C.	Complete address of depositor’s principal executive offices:

iCapital Markets LLC

60 East 42nd Street, 26th Floor

New York, New York 10165

D.	Name and complete address of agent for service:

With a copy to:

Stephen Clancy Alaia Capital, LLC 60 East 42nd St. 27th Floor New York, NY 10165	Anna T. Pinedo Bradley Berman Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

☐	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated January 27, 2026
Subject to Completion

m+ Buffer20 Fund

m+ funds Trust, Series 1-57

(A unit investment trust that is a series of m+ funds Trust)

m+ funds Trust (the “trust”) is a unit investment trust that is a Delaware statutory trust organized in series. iCapital Markets LLC serves as the sponsor of the trust and each trust series.

The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

The registration statement relating to the units of this series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for the m+ Buffer 20 Fund, m+ funds Trust, Series 1-56 (Registration No. 333-291720) as filed on January 6, 2026, which shall be used as the preliminary prospectus for this series.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Master Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.1	Amendment No. 1 dated September 24, 2021 to the Master Trust Agreement, by and among Cowen and Company, LLC (as successor in interest to Cowen Prime Services, LLC), as the original depositor, Axio Financial LLC, as the successor depositor, Alaia Capital, LLC, as the portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a)(i) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.1.2	Amendment No. 2 dated September 8, 2022 to the Master Trust Agreement, by and among Axio Financial LLC, as depositor and evaluator, Alaia Capital, LLC, as portfolio consultant and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 1.1.2 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

1.1.3	Form of Standard Terms and Conditions of Trust for m+ funds Trust among Axio Financial LLC, as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.4	Form of Series Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2	Certificate of Formation of Axio Financial LLC (incorporated by reference to Exhibit A(6)(a) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2.1	Certificate of Merger of iCapital Securities, LLC with and into Axio Financial LLC, dated November 30, 2023 (incorporated by reference to Exhibit 1.2.1 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

1.3

Amended and Restated Limited Liability Company Agreement of Axio Financial LLC (incorporated by reference to Exhibit A(6)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.3.1

Second Amended and Restated Limited Liability Company Agreement of iCapital Markets LLC (f/k/a Axio Financial LLC), dated as of November 30, 2023 (incorporated by reference to Exhibit 1.3.1 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

2.2	Form of Code of Ethics of Axio Financial LLC (incorporated by reference to Exhibit A(11) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment)

4.1	Consent of depositor as evaluator (to be filed by amendment)

4.2	Consent of independent auditors (to be filed by amendment)

99.1	Power of Attorney (included on signature page)

99.2	Appointment of Axio Financial LLC, as successor depositor (incorporated by reference to Exhibit 99.2 to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

99.3	Resignation of Alaia Capital, LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.3 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

99.4	Appointment of Axio Financial LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.4 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, m+ funds Trust, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day of January 2026.

m+ funds Trust

By:	iCapital Markets LLC

By:	/s/ Stephen Houston
Name: Stephen Houston
Title: Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, iCapital Markets LLC, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day of January 2026.

iCapital Markets LLC

By:	/s/ Stephen Houston
Name: Stephen Houston
Title: Principal Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of Messrs. Houston and Scholnick, whose signatures appear below, constitutes and appoints Nicholas Parcharidis (so long as such individual is an authorized signatory of iCapital Markets LLC ), his true and lawful attorney-in-fact and agent, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 27th day of January 2026.

Title	Signature

Principal Executive Officer	/s/ Stephen Houston
Name: Stephen Houston

Principal Financial Officer	/s/ Brett Scholnick
Name: Brett Scholnick

Principal Accounting Officer	/s/ Brett Scholnick
Name: Brett Scholnick